UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        No    X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby proceeds to notify the following:

OTHER RELEVANT INFORMATION

BBVA hereby announces its irrevocable decision to early redeem all of its EUR 1,000,000,000 Senior Preferred Notes issued on 10 May 2023, and identified with ISIN code XS2620201421 (the “Issuance”), next 10 May 2025 (coinciding with the Optional Redemption Date), and having obtained the prior consent from the European Central Bank.

The Optional Redemption Amount per Senior Preferred Note shall be EUR 100,000 plus any accrued and unpaid interest until (but excluding) 10 May 2025, which amounts to EUR 4,125 per Senior Preferred Note, and shall be paid to holders of such Senior Preferred Notes on 12 May 2025, in accordance with the terms and conditions of the Issuance.

Madrid, 1 April 2025

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 1, 2025

By: /s/ José María Caballero Cobacho

Name: José María Caballero Cobacho

Title: Global ALM Director